As filed with the Securities and Exchange Commission on August 1, 2022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PROSPECT SUSTAINABLE INCOME FUND, INC.
(Name of Subject Company (Issuer))
PROSPECT SUSTAINABLE INCOME FUND, INC.
(Names of Filing Persons (Offeror and Issuer))
Class A Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
89678V 105
 (CUSIP Number of Class of Securities)

Kristin Van Dask
Chief Financial Officer
Prospect Sustainable Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$152,507	$14.14

*	Estimated for purposes of calculating the filing fee only. The amount was determined by the Registrant based on a good faith estimate of the proceeds the Registrant expects to receive from the issuance of shares of its common stock under its distribution reinvestment plan prior to the expiration of the tender offer to which this Schedule TO relates.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals $92.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14.14	Filing Party: Prospect Sustainable Income Fund, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 22, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
 Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FIRST AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on June 22, 2022 by Prospect Sustainable Income Fund, Inc. (formerly known as Prospect Flexible Income Fund, Inc.), a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase the number of shares of our issued and outstanding Class A common stock, par value $0.001 per share (the “Shares”), that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to expiration of the Offer (as defined below). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated June 22, 2022 and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on July 21, 2022, and a total of 250,386 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased 21,818 Shares validly tendered and not withdrawn at a price equal to $6.99 per Share for an aggregate purchase price of approximately $152,507. The purchase price per Share was equal to the net asset value per Share as of July 25, 2022.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2022

Prospect Sustainable Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President